UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Changes in Company’s Executive Management Team

On May 25, 2023, Mr. Igor Bluvstein notified G Medical Innovations Holdings Ltd. (the “Company”) of his resignation as the chief financial officer of the Company, effective on June 1, 2023. Mr. Bluvstein’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

On May 28, 2023, the board of directors of the Company approved the appointment of Mr. David Seligman as the Company’s chief financial officer, effective on June 1, 2023 and approved the terms of his compensation.

Set forth below is certain biographical information regarding the background and experience for Mr. Seligman:

Mr. Seligman has over twenty-seven (27) years of experience working as chief financial officer for various companies, including five public companies: LanOptics (NASDAQ:LNOP) from 1996 to 1999; RadVision Ltd. from 1999 to 2003 (IPO on NASDAQ on March 2022); NUR Macroprinters, Ltd. (NASDAQ:NURM) from 2003 to 2005; Syneron Medical Ltd. (NASDAQ:ELOS); and Sonovia Ltd (TASE: SONO) from 2021 to 2022; as well as several private high tech companies. From 2019 through 2022, Mr. Seligman served as chief financial officer at Vocalis Health. From 2014 through 2018, Mr. Seligman served as the chief financial officer at YouAppi Inc. Among others, he took part in a successful IPO with RadVision Ltd. in March 2000 and in a successful turnaround recovery of NUR Macroprinters in 2003. From 1993 to 1996, Mr. Seligman was senior financial analyst for Fidelity Investment in Boston, MA from 1993 to 1996. Mr. Seligman holds an MBA Degree in finance and management from Tel-Aviv University

Mr. Seligman will be employed by the Company pursuant to an employment agreement with the Company and, in connection with Mr. Seligman’s appointment, the Company expects to enter into its standard indemnification agreement with Mr. Seligman, on substantially the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. Mr. Seligman is not a party to any transactions that are disclosable under Item 404 of Regulation S-K.

Changes in Company’s Certifying Accountant

Effective June 1, 2023, the Company dismissed its independent registered public accounting firm, Ziv Haft, Certified Public Accountants (Isr.), BDO Member Firm (the “Former Auditor”) and engaged Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (the “New Auditor”). The Company notified the Former Auditor of this change on May 28, 2023. The Audit Committee of the Board of Directors of the Company approved the dismissal of the Former Auditor and the engagement of the New Auditor.

The report of the Former Auditor for the Company’s audited financial statements as of and for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through June 1, 2023, there were (i) no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in its reports on the Company’s financial statements and (ii) no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions).

The Company provided the Former Auditor with a copy of this Report of Foreign Private Issuer on Form 6-K (the “Report”) prior to submitting it to the Securities and Exchange Commission (the “SEC”) and requested that the Former Auditor furnish the Company with a letter addressed to the SEC stating whether the Former Auditor agrees with the above statements.  The letter from the Former Auditor is filed as Exhibit 16.1.

During the fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through June 1, 2023, neither the Company, nor anyone on its behalf, consulted the New Auditor regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by the New Auditor that the New Auditor concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

The letter included as Exhibit 16.1 to this Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063), filed with the SEC, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
16.1	Letter from Ziv Haft, Certified Public Accountants (Isr.), BDO Member Firm addressed to the U.S. Securities and Exchange Commission dated June 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: June 1, 2023	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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